GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 DEC -3 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

25 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

04046775

New GKN PLC

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Dckotter

pp **David Pavey**
Assistant Company Secretary

Enc

dlw 12/21

82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 24 November 2004 it purchased 700,000 of its ordinary shares at a price of 227.0564p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 11,500,000 of its ordinary shares in Treasury and has a total of 724,041,667 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
24 November 2004